NEWS RELEASE

New York - AG	April 9, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Reports Q1 2026 Production Results

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the first quarter of 2026 was 3.5 million ounces of silver ("Ag"), 34,341 ounces of gold ("Au"), 15.4 million pounds of zinc ("Zn"), 8.7 million pounds of lead ("Pb") and 262,913 pounds of copper ("Cu"), across the Company's four producing underground mines in Mexico, namely, the Santa Elena Silver/Gold Mine ("Santa Elena"), the Los Gatos Silver Mine ("Los Gatos") (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the San Dimas Silver/Gold Mine ("San Dimas"), and the La Encantada Silver Mine ("La Encantada").

Q1 2026 PRODUCTION AND OTHER HIGHLIGHTS

• Quarterly Silver Production (26% of guidance midpoint): The Company produced 3.5 million silver ounces in Q1 2026 compared to 3.7 million silver ounces produced in Q1 2025, representing 26% of the 2026 silver production guidance midpoint. The modest decrease in silver production was partially attributable to a lower head grade milled, reflecting a reduced cut-off grade in Q1 2026 versus Q1 2025 in response to a stronger metal price environment. This was partially offset by a 48% year-over-year increase in silver production at La Encantada, driven by higher grades mined from the Ojuelas zone.

• Quarterly Gold Production (28% of guidance midpoint): The Company produced 34,341 gold ounces in Q1 2026 compared to 36,469 gold ounces produced in Q1 2025, representing 28% of the 2026 gold production guidance midpoint. The decline in gold production was primarily driven by lower gold grades milled, reflecting the application of a lower cut-off grade.

• Continued Active Exploration Program: During the first quarter, the Company completed a total of approximately 65,970 metres ("m") of drilling across its mines in Mexico. During the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas, and two rigs at La Encantada.

• Positive Exploration Results: In March, the Company announced the results of a successful 2025 exploration program at its Jerritt Canyon Gold Mine ("Jerritt Canyon") located in Nevada, USA, including drilling at the Mahala, Javelin, and Saval targets within the Smith-SSX-Saval mining area (see news release dated March 10, 2026).

• Strong Growth in Mineral Reserves and Mineral Resource Estimates: At the end of March, First Majestic announced updated Mineral Reserve Estimates for its four operating mines in Mexico, and updated Mineral Resource Estimates for its operating mines and for Jerritt Canyon, each with an effective date of December 31, 2025 (see news release dated March 31, 2026). Santa Elena delivered the largest percentage increase in Inferred Mineral Resources, driven by continued drilling success at the Navidad vein system and the declaration of a maiden Inferred Mineral Resource at the Santo Niño silver-gold discovery. Together, Navidad and Santo Niño host 10.5 million tonnes of Inferred Mineral Resources containing 90.7 million AgEq ounces, at an average grade of 268 g/t AgEq.

• Restart plan commenced for Jerritt Canyon targeting production in H2 2027: On April 2nd, the Company announced that it has commenced a restart plan for Jerritt Canyon as a result of the new expanded Mineral Resource base at Jerritt Canyon combined with strengthened long-term gold price assumptions and successful drilling results over the past two years (see news release dated April 2, 2026).

• Strong Safety Performance Continues: The consolidated Q1 2026 Total Reportable Incident Frequency Rate ("TRIFR") for the Company was 0.61. The Lost Time Incident Frequency Rate ("LTIFR") was 0.06 consistent with the same period last year. The Company's safety performance continues to be best in class amongst its peer group.

"The momentum we built at the end of last year has carried strongly into 2026," said Keith Neumeyer, CEO. "Q1 production is tracking well against our 2026 guidance, with all operations performing at or above plan, positioning First Majestic favourably in the current metal price environment. Several key initiatives are underway, including the Santa Elena mill expansion, increased throughput and recovery improvements at Los Gatos, and another robust exploration program across our portfolio."

Attributable Consolidated Production Details:

Q1	Q1	Y/Y		Q4	Q/Q
2026	2025	Change	Attributable Consolidated Production Results	2025	Change
1,059,333	944,373	12%	Ore processed/tonnes milled	1,058,276	-%
3,545,683	3,704,503	(4)%	Silver ounces produced	4,165,334	(15)%
34,341	36,469	(6)%	Gold ounces produced	41,417	(17)%
15,407,856	12,492,869	23%	Zinc pounds produced	14,238,927	8%
8,700,148	7,487,065	16%	Lead pounds produced	8,108,949	7%
262,913	237,860	11%	Copper pounds produced	235,886	11%
  Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%) from January 16, 2025 onwards.

Q1 2026 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced
Los Gatos (100%)	324,827	3,570	190	0.19	85%	48%	1,690,127	937
Los Gatos (70%)	227,379	2,499	190	0.19	85%	48%	1,183,089	656
Santa Elena	284,236	3,123	61	2.43	64%	95%	355,827	21,117
San Dimas	235,519	2,588	175	1.76	89%	94%	1,177,686	12,541
La Encantada	312,199	3,431	121	0.00	69%	90%	829,081	27

1. Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.

Los Gatos (reported on a 70% attributable basis):

• During the first quarter, Los Gatos produced 1,183,089 ounces of silver, 15,407,856 pounds of zinc, 8,700,148 pounds of lead, 235,886 pounds of copper and 656 ounces of gold, aligned with guidance. The Company continues to focus on increasing throughput at Los Gatos by increasing mine development and long-hole drilling rates and is targeting a sustained ore throughput of 4,000 tpd, based on operating days, in the second half of 2026.

• The mill processed a total of 227,379 tonnes of ore, up 17% year-over-year, with head grades of 190 g/t silver, 4.20% zinc, 2.00% lead and 0.19 g/t gold.

• Silver, zinc, lead and gold recoveries during the quarter averaged 85%, 73%, 87% and 48%, respectively.

• During the quarter, five surface drill rigs completed 10,598 m of drilling on the property. Drilling continued at the Central and Northwest Deeps zones, as well as several greenfield targets.

Santa Elena:

• Santa Elena produced 355,827 ounces of silver, up 5% year-over-year, and 21,117 ounces of gold, down 1% year-over-year.

• The mill processed another quarterly record of 284,236 tonnes of ore in the first quarter, 5% higher than the same period last year, with average silver and gold head grades of 61 g/t and 2.43 g/t, respectively. Average silver ore grades increased 5%, while gold ore grades declined 6% compared to the same quarter last year, in line with the mine plan.

• Silver and gold recoveries during the quarter averaged 64% and 95%, respectively, compared to 68% and 95% in the same period last year. Lower silver recoveries were realized as a result of higher throughput rates in line with recent quarters.

• During the quarter, seven drill rigs, consisting of five surface rigs and two underground rigs, completed 20,429 m of drilling on the property. Drilling activities included infill drilling aimed at converting Inferred Mineral Resources to Indicated Mineral Resources, as well as drilling at select greenfield exploration targets.

San Dimas:

• San Dimas produced 1,177,686 ounces of silver and 12,541 ounces of gold, down 13%, and 12%, respectively, when compared to the same period last year. The quarterly performance was a result of lower silver and gold grades as planned and guided, partially offset by slightly higher throughput.

• The mill processed a total of 235,519 tonnes of ore, an increase of 2% compared to Q1 2025, with average silver and gold grades of 175 g/t and 1.76 g/t, respectively, compared with average silver and gold grades of 203 g/t and 2.04 g/t, respectively, in the same period last year. Higher throughput was achieved through improved mining rates driven by increased long-hole stoping that provided a steady supply of fresh ore to the mill.

• Silver and gold recoveries during the quarter averaged 89% and 94%, respectively, compared to 90% and 94%, respectively, in the same period last year.  Lower silver recoveries resulted from more complex ores encountered in the Perez vein.

• During the quarter, a total of 13 drill rigs consisting of three surface rigs and 10 underground rigs completed 31,722 m of drilling on the property. Drilling focused on the Coronado, Carmen Escobosa, Elia, Roberta, and Regina vein systems.

La Encantada:

• During the quarter, La Encantada produced 829,081 ounces of silver, representing a 48% increase compared to Q1 2025. Production at La Encantada improved significantly due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor.

• The mill processed a total of 312,199 tonnes of ore, a 25% increase over the same period last year, with an average silver grade of 121 g/t, compared to 104 g/t in the same period last year.

• Silver recovery for the quarter was 69%, up from 67% in Q1 2025.

• During the quarter, two surface drill rigs completed 3,229 m of drilling on the property. The Company is currently testing several new exploration targets.

Jerritt Canyon:

• Drilling at Jerritt Canyon is scheduled to commence in Q2 2026. The program includes approximately 600 m of underground expansionary development and 19,000 m of underground drilling at Smith-SSX, along with an additional 23,000 m of surface drilling focused on defining near-surface, open-pit mineral resources, for a total of 42,000 m of drilling in 2026.

• The re-opening of the Smith-SSX underground mines, mine plan optimization, and upgrading of the processing plant will commence in Q2 2026 as key components of the Company's recently announced restart program for Jerritt Canyon.

Q1 2026 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company plans to release its unaudited financial results for the first quarter of 2026, and to announce its dividend payment for the first quarter of 2026 (along with the shareholder record and payable dates for such dividend payment), on May 12, 2026.

CONFERENCE CALL ANNOUNCEMENT

The Company will host a conference call and webcast on Tuesday, May 12, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its production and financial results for Q1 2026.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free UK:	+44-20-3514-3188

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "May 12, 2026 Webcast Link" on the First Majestic home page at www.firstmajestic.com.  A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	3457502

The telephone replay will be available for seven days following the end of the event.

GENERAL NOTES WITH RESPECT TO TECHNICAL INFORMATION

The Company has undertaken a verification process with respect to the data disclosed in this news release. First Majestic's drilling programs follow established quality assurance and quality control ("QA/QC") protocols, including the routine insertion of certified reference standards, blanks, and duplicate samples. Drill core is geologically logged and cut in half, with one half submitted for laboratory analysis and the remaining half retained on site for verification, reference, or future metallurgical testing. Core samples were analyzed using industry standard fire assay and atomic absorption analytical methods, with gravimetric finishes applied to over limit results. QA/QC results are routinely reviewed by site and corporate technical personnel and demonstrate acceptable accuracy and precision. The Company's Qualified Persons (as such term is defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101")) are of the opinion that the sample preparation, analytical, and security procedures followed are sufficient and reliable for the purposes of the Mineral Resource and Mineral Reserve estimates disclosed herein.

For further information regarding QA/QC and data verification procedures, key assumptions, parameters, and methods used to estimate Mineral Resources and Mineral Reserves, and a discussion of known risks that could materially affect the Company's business and the potential development of Mineral Resources and Mineral Reserves, refer to the sections entitled "General Development of the Business - Material Mineral Properties" and "Risk Factors" in the 2025 AIF for the year ended December 31, 2025.

QUALIFIED PERSONS

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration & Technical Services and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data. First Majestic is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1005571.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which is an advanced-stage development asset that was placed on temporary suspension in March 2023.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com/, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the release of the Company's financial results for the first quarter of 2026 and the announcement of details relating to the Company's dividend payment for the first quarter of 2026; the Company's target to increase ore throughput at Los Gatos to 4,000 tpd, based on operating days, in the second half of 2026; and details regarding the Company's investor conference call in May 2026 to discuss its Q1 2026 production and financial results. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.